BRT REALTY TRUST

2002 ANNUAL REPORT

BRT REALTY TRUST

TO OUR SHAREHOLDERS

Dear Shareholders:

We were most pleased with BRT's performance in fiscal 2002. The past year, although a difficult one for the national economy, has been positive for us. In the 2002 fiscal year, our revenues increased by 21% to $17,972,000 from $14,805,000 and our net income (including gains from real estate assets and securities sales) increased by 19% to $12,586,000, or $1.68 per share (on a diluted basis) from $10,586,000, or $1.45 per share (on a diluted basis) in 2001. Net income includes net gains on sale of real estate assets and available-for-sale securities of $807,000 in fiscal 2002 ($.11 per share) and $1,970,000 in fiscal 2001 ($.27 per share); reversal of an allowance for possible losses of $500,000 in 2002 ($.07 per share) and interest income in excess of the stated rate from participating loans, which are non recurring in nature, of $1,812,000 ($.24 per share) in 2002 as compared to $710,000 ($.10 per share) in 2001. Without including the gains on sale, the reversal of the allowance and the additional revenues from participating loans our "operating" income for 2002 was $9,467,000 ($1.26 per share) compared to $7,906,000 ($1.08 per share) in the prior year, an increase of 20% year over year.

Our favorable results in 2002 enabled us to increase cash distributions to our shareholders in 2002 and again in the first quarter of 2003. The quarterly cash distribution paid on January 3, 2002 was increased to $.24 per share from $.22 per share, and was thereafter increased to $.26 per share (paid on April 4 and July 3, 2002), and again on October 1, 2002 to $.28 per share. On January 2, 2003 a quarterly cash distribution at the increased rate of $.30 per share was paid to our shareholders. In order to maintain our status as a REIT for federal income tax purposes, we are required to distribute to our shareholders within the time frames prescribed by the Internal Revenue Code and the regulations under the code, 90% of our annual taxable income, excluding capital gains. It is currently our intention to continue to pay to our shareholders, within the time frames prescribed by the Code, at least 90% of our taxable income including capital gains.

In fiscal 2002, we originated $61,779,000 of mortgage loans compared to $44,276,000 in the prior fiscal year, a 40% increase. As a result, the average balance of our mortgage loans outstanding increased by 37% year over year resulting in a 34% increase in our interest income. We also experienced an increase in the weighted average interest rate on earning loans from 11.75% to 12.51%. In addition because of the significant increase in our loan originations, fees on real estate loans increased by 63% year over year.

In addition to our basic lending business we offer participating loans secured by income producing property. Participating loans usually carry a lower interest rate and are generally for a longer term than loans offered in our basic lending activities. However, participating loans provide us with "additional" or "appreciation" interest generally at maturity of the loan or when the loan is paid off, if earlier. In the 2002 fiscal year, our revenues from this activity increased by 151% over the prior year as participating loans previously originated by us performed extremely well. We continue to make participating loans and equity investments (combined with mortgage loans) in real properties acquired by joint ventures in which we participate as both an equity owner and a lender. Although this is not a major part of our business, when presented with an opportunity to enter into a joint venture with a qualified borrower and after concluding that the investment should provide us with above market returns, we will continue

Certain statements contained in this letter are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause results to differ materially from future results expressed or implied by such forward-looking statements. For additional information about the company, please see the company's most recent Form 10K dated December 26, 2002, as filed with the Securities and Exchange Commission on December 26, 2002, and other documents filed by the company with the Securities and Exchange Commission.

to our shareholders

TO OUR SHAREHOLDERS (CONTINUED)

to invest with qualified borrowers and make first or second mortgage loans to the "related" joint venture. At September 30, 2002 we had $6,956,000 invested in joint ventures with an additional $8,129,000 in mortgage loans outstanding to these related joint ventures. Our share of the earnings in unconsolidated joint ventures declined in the current fiscal year by approximately 35% from $889,000 to $574,000 as a result of losses in one joint venture entered into in fiscal 2001 and by reduced sales of cooperative units at another venture. We believe in the long term prospects of these joint ventures and expect that the performance of the real estate owned by these joint ventures will prove beneficial to us in future years.

The performance of our mortgage portfolio in 2002 was outstanding. Except for one loan outstanding in the amount of $415,000 (less than 1% of our loan portfolio) all loans outstanding at September 30, 2002 were performing. We are pleased to report that subsequent to fiscal year end this non-performing loan was repaid in full, including all unpaid interest.

Our balance sheet is extremely strong. Our shareholders' equity increased to $114,291,000 and our book value appreciated to $15.47 per share from $13.90 per share at the end of the prior fiscal year. A major portion of the increase in our book value is due to an investment we made in prior years in shares of Entertainment Properties Trust (EPR:NYSE), a specialized "real estate investment trust". We have an investment of $17,806,000 in this company and own approximately 7.9% of its outstanding shares. At September 30, 2002 we had an unrealized gain of approximately $12,153,000 on this investment and the investment affords us an annual yield of 14.46% based on our book cost.

We are most grateful to the dedicated people who work for and provide services to us. Our Board of Trustees give of their time without reservation and we owe them our thanks. Our board members are experienced in real estate and real estate lending and the advice and guidance which they provide is immeasurable. We also would like to thank you, our shareholders, for your confidence and support. The year 2002 was an extremely positive year for us and your management will work diligently to continue to provide positive results for our shareholders.

Our best wishes for a healthy and prosperous New Year to each and every one of you.

Sincerely yours,

Fredric H. Gould
Chairman of the Board

Jeffrey A. Gould
President and Chief Executive Officer

January 6, 2003

BRT Realty Trust is a real estate investment trust organized as a business trust in 1972 under the laws of the Commonwealth of Massachusetts. Our principal business activity is to generate income by originating and holding for investment, for our own account, senior real estate mortgage loans secured by income producing real property. We also originate and hold for investment for our own account junior real estate mortgage loans and wrap around real estate mortgage loans secured by income producing real property and participating mortgage loans secured by income producing property, and we purchase and hold for investment senior or junior participations in existing mortgage loans secured by income producing real property. At September 30, 2002 approximately 62% of BRT's assets were represented by its net loan portfolio and 10% by net real estate properties.

BRT's shares of beneficial interest trade on the New York Stock Exchange under the symbol "BRT". As of the close of fiscal 2002 there were 7,390,139 shares outstanding in the hands of approximately 2,500 shareholders.

FINANCIAL HIGHLIGHTS

(Amounts in thousands except per share amounts)

	Year ended September 30, 2002	2001
Revenues	$ 17,972	$ 14,805
Expenses	6,152	6,166
Income before gain on sale of real estate loans and real estate properties and available-for-sale securities	$ 11,820	$ 8,639
Net Income (a)	$ 12,586	$ 10,586
Income per share of Beneficial Interest (a)	$ 1.71	$ 1.47
Weighted average shares	7,373,627	7,221,373

	September 30, 2002	2001
Total assets	$ 134,931	$ 110,016
Earning real estate loans (b)	84,112	67,513
Non-earning real estate loans (b)	415	415
Real estate assets (c)	13,529	13,708
Shareholders' equity	114,291	101,872

(a) Net income includes gain on sale of real estate loans and real estate properties and available-for-sale securities of $807 and $1,970 in 2002 and 2001 respectively. Per share earnings represent basic earnings per beneficial share.

(b) Earning and non-earning loans are presented without deduction of the related allowances for possible losses totaling $881 and $1,381 in 2002 and 2001 respectively.

(c) Real estate assets are presented without deduction of the related valuation allowance totaling $325 both 2002 and 2001.


BOOK VALUE PER SHARE
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
11.88
13.90
15.47
2000
2001
2002


LOAN ORIGINATIONS
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
31,865
44,276
61,779
2000
2001
2002


NET INCOME PER SHARE
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
-
1.07
1.47
1.71
2000
2001
2002

financial highlights

consolidated balance sheets

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except per share amounts)

	September 30, 2002	2001
ASSETS		
Real estate loans - Notes 2, 4 and 6:		
Earning interest, including $8,129 and $3,425 from related parties	$ 84,112	$ 67,513
Not earning interest	415	415
	84,527	67,928
Allowance for possible losses	(881)	(1,381)
	83,646	66,547
Real estate assets - Notes 3 and 6:		
Real estate properties net of accumulated depreciation of $1,227 and $993	6,573	6,777
Investment in unconsolidated real estate ventures at equity	6,956	6,931
	13,529	13,708
Valuation allowance	(325)	(325)
	13,204	13,383
Cash and cash equivalents	4,688	4,106
Available-for-sale securities at market - Note 5	31,178	24,030
Other assets	2,215	1,950
TOTAL ASSETS	$ 134,931	$ 110,016
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Borrowed funds - Note 6	$ 14,745	$ 2,101
Mortgage payable - Note 6	2,745	2,804
Accounts payable and accrued liabilities including deposits of $1,265 and $1,620	3,150	3,239
Total liabilities	20,640	8,144
Commitments and contingencies - Notes 2, 3, 4, 6, 9 and 10	-	-
Shareholders' equity - Note 8:		
Preferred shares, $1 par value:		
Authorized 10,000 shares, none issued	-	-
Shares of beneficial interest, $3 par value:		
Authorized number of shares, unlimited, issued - 8,883 shares	26,650	26,650
Additional paid-in capital, net of distributions of $5,171	80,864	81,008
Accumulated other comprehensive income - net unrealized gain on available-for-sale securities	12,426	5,278
Retained earnings	7,218	2,313
	127,158	115,249
Cost of 1,493 and 1,552 treasury shares of beneficial interest	(12,867)	(13,377)
Total shareholders' equity	114,291	101,872
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 134,931	$ 110,016

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands except per share amounts)

	Year Ended September 30, 2002	2001	2000
Revenues:			
Interest and fees on real estate loans,			
including $602, $187 and $40 from related parties - Note 2	$ 11,897	$ 8,685	$ 6,205
Operating income from real estate properties	2,269	1,651	948
Recovery of previously provided allowances	500	-	-
Equity in earnings of unconsolidated real estate ventures	574	889	626
Other, primarily investment income	2,732	3,580	3,107
Total Revenues	17,972	14,805	10,886
Expenses:			
Interest - note payable and loans payable - Note 6	227	53	77
Advisor's fees - Note 9	967	745	566
General and administrative - Note 9	2,911	2,983	3,029
Other taxes - Note 7	452	249	198
Expense related to investment income	-	575	-
Operating expenses relating to real estate properties including interest on mortgages payable of $265, $261 and $15	1,255	925	938
Amortization and depreciation	340	372	388
Loss on early extinguishment of debt	-	264	-
Total Expenses	6,152	6,166	5,196
Income before gain on sale of real estate loans and real estate properties and available-for-sale securities	11,820	8,639	5,690
Net gain on sale of real estate loans and real estate properties	807	1,937	1,814
Net realized gain on available-for-sale securities	-	33	131
Income before minority interest	12,627	10,609	7,635
Minority interest	(41)	(23)	-
Net Income	$ 12,586	$ 10,586	$ 7,635
Income per share of Beneficial Interest:			
Basic earnings per share	$ 1.71	$ 1.47	$ 1.07
Diluted earnings per share	$ 1.68	$ 1.45	$ 1.05
Cash distributions per common share	$ 1.04	$ .44	$ -
Weighted average number of common shares outstanding:			
Basic	7,373,627	7,221,373	7,165,875
Diluted	7,503,065	7,327,174	7,253,227

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended September 30, 2002, 2001, and 2000
(Amounts in thousands)

	Shares of Beneficial Interest	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Treasury Shares	Total
Balances, September 30, 1999	$ 26,665	$ 81,521	-	$ (12,682)	$ (14,880)	$ 80,624
Exercise of stock options	-	(22)	-	-	43	21
Net income	-	-	-	7,635	-	7,635
Other comprehensive income - unrealized loss on-available-for-sale securities (net of reclassification adjustment for gains included in net income of $131)	-	-	$ (3,133)	-	-	(3,133)
Comprehensive income	-	-	-	-	-	4,502
Balances, September 30, 2000	26,665	81,499	(3,133)	(5,047)	(14,837)	85,147
Distributions - Common share ($.44 per share)	-	-	-	(3,226)	-	(3,226)
Exercise of Stock Options	(15)	(491)	-	-	1,460	954
Net income	-	-	-	10,586	-	10,586
Other comprehensive income - unrealized gain on sale of available-for-sale securities (net of reclassification adjustment for gains included in net income of $33)	-	-	8,411	-	-	8,411
Comprehensive income	-	-	-	-	-	18,997
Balances, September 30, 2001	26,650	81,008	5,278	2,313	(13,377)	101,872
Distributions - Common share ($1.04 per share)	-	-	-	(7,681)	-	(7,681)
Exercise of Stock Options	-	(144)	-	-	510	366
Net income	-	-	-	12,586	-	12,586
Other comprehensive income - unrealized gain on sale of available-for-sale securities	-	-	7,148	-	-	7,148
Comprehensive income	-	-	-	-	-	19,734
Balances, September 30, 2002	$ 26,650	$ 80,864	$ 12,426	$ 7,218	$ (12,867)	$ 114,291

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended September 30, 2002	2001	2000
Cash flows from operating activities:			
Net income	$ 12,586	$ 10,586	$ 7,635
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss on early extinguishment of debt	-	264	-
Amortization and depreciation	340	372	388
Recovery of previously provided allowances	(500)	-	-
Net gain on sale of real estate loans and properties	(807)	(1,937)	(1,814)
Net gain on sale of available-for-sale securities	-	(33)	(131)
Equity in earnings of unconsolidated ventures	(574)	(889)	(626)
Increase in interest and dividends receivable	(42)	(227)	(576)
(Increase) decrease in prepaid expenses	(8)	(132)	17
Increase (decrease) in accounts payable and accrued liabilities	250	(262)	258
(Decrease) increase in deferred revenues	(98)	229	137
(Decrease) increase in escrow deposits	(133)	5	(187)
Decrease (increase) in deferred costs	21	(134)	(33)
Other	(326)	(159)	188
Net cash provided by operating activities	10,709	7,683	5,256
Cash flows from investing activities:			
Collections from real estate loans	40,869	20,011	32,884
Proceeds from sale of loans	4,311	-	-
Additions to real estate loans	(61,779)	(44,276)	(31,865)
Decrease in due from venture	-	-	4,620
Purchase of leasehold interest, net of minority interest	-	-	(3,854)
Net costs capitalized to real estate owned	(38)	(210)	(181)
Proceeds from sale of real estate owned	816	2,029	1,972
(Decrease) increase in deposits payable	(124)	39	53
Purchase of available-for-sale securities	-	-	(20,626)
Sale of available-for-sale securities		723	1,315
Investment in real estate ventures	(275)	(866)	(1,083)
Partnership distribution	823	207	35
Net cash used in investing activities	(15,397)	(22,343)	(16,730)
Cash flows from financing activities:			
Proceeds from borrowed funds	22,500	2,101	-
Repayment of borrowed funds	(9,856)	(88)	(243)
Payoff/paydown of loan and mortgages payable	(59)	(46)	(841)
Exercise of stock options	366	954	22
Increase in mortgage payable	-	2,850	-
Cash distribution - common shares	(7,681)	(3,226)	-
Net cash provided by (used in) financing activities	5,270	2,545	(1,062)
Net increase (decrease) in cash and cash equivalents	582	(12,115)	(12,536)
Cash and cash equivalents at beginning of year	4,106	16,221	28,757
Cash and cash equivalents at end of year	$ 4,688	$ 4,106	$ 16,221

See accompanying notes to consolidated financial statements.

consolidated statements of cash flows

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands)

	Year Ended September 30, 2002	2001	2000
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest expense	$ 427	$ 303	$ 85
Cash paid during the year for income taxes	$ 241	$ 249	$ 314
Supplemental schedule of noncash investing and financing activities:			
Recognition of valuation allowance upon sale of real estate owned	-	$ 24	-
Recovery of previously provided allowances	$ 500	-	-

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended September 30, 2002
(Amounts in Thousands Except Share Data)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation; Basis of Preparation

The consolidated financial statements include the accounts of BRT Realty Trust and its wholly-owned subsidiaries. Investments in less than majority-owned entities have been accounted for using the equity method. Material intercompany items and transactions have been eliminated. Many of the wholly-owned subsidiaries were organized to take title to various properties acquired by BRT Realty Trust. BRT Realty Trust and its subsidiaries are hereinafter referred to as the "Trust".

Income Tax Status

The Trust qualifies as a real estate investment trust under Sections 856-860 of the Internal Revenue Code.

The Trustees may, at their option, elect to operate the Trust as a business trust not qualifying as a real estate investment trust.

Income Recognition

Income and expenses are recorded on the accrual basis of accounting for both financial reporting and income tax purposes. The Trust does not accrue interest or rental income on impaired loans or real estate owned where, in the judgment of management and the Trustees, collection of interest or rent according to the contractual terms is considered doubtful. Among the factors the Trust considers in making an evaluation of the amount of interest or rent that are collectable are the status of the loan or property, the financial condition of the borrower or tenant and anticipated future events. The Trust accrues interest on performing impaired loans and records cash receipts as a reduction of the recorded investment leaving the valuation allowance constant throughout the life of the loan. For impaired non-accrual loans, interest is recognized on a cash basis. Loan discounts are amortized over the life of the real estate loan using the constant interest method.

Loan commitment and extension fee income is deferred and recorded as income over the life of the commitment and loan. Commitment fees are generally non-refundable. When a commitment expires or the Trust no longer has any other obligation to perform, the remaining fee is recognized into income. If a loan subsequently becomes non-earning, the un-amortized portion of the fee is offset against the loan balance.

Rental income includes the base rent that each tenant is required to pay in accordance with the terms of their respective leases reported on a straight line basis over the initial term of the lease.

The basis on which the cost was determined in computing the realized gain or loss on available-for-sale securities is weighted average historical cost.

Loans held for sale are carried at lower of cost or estimated fair value as determined on an aggregate basis. Deferred fees on loans held for sale are recognized as a component of gain or loss upon the sale. Gains or losses on the sale are determined by the difference between the sales proceeds and the carrying value of the loan.

Allowance for Possible Losses

The Trust measures the impairment of its real estate loans based upon the fair value of the underlying collateral which is determined on an individual loan basis. In arriving at the fair value of the collateral, numerous factors are considered, including, market evaluations of the underlying collateral, operating cash flow from the property during the projected holding period, and estimated sales value computed by applying an expected capitalization rate to the stabilized net operating income of the specific property, less selling costs, discounted at market discount rates. If upon completion of the valuations, the underlying collateral securing the loan is less than the recorded investment in the loan, an allowance is created with a corresponding charge to expense.

Real Estate Assets

Real estate properties is comprised of real property in which the Trust has invested directly and properties acquired by foreclosure.

When real estate is acquired by foreclosure or by a deed in lieu of foreclosure, it is recorded at the lower of the carrying amount of the loan or estimated fair value at the time of foreclosure. Real estate assets, including assets acquired through foreclosure are operated for the production of income and are depreciated over their estimated useful lives. Costs incurred in connection with the foreclosure of the properties collateralizing the real estate loans and costs incurred to extend the life or improve the assets subsequent to foreclosure are capitalized. With respect to the operating properties, operating income and expenses are reflected in the consolidated statements of income.

The Trust accounts for the sale of real estate when title passes to the buyer, sufficient equity payments have been received and when there is reasonable assurance that the remaining receivable will be collected.

Investments in joint ventures that the Trust does not own a greater than 50% interest or in which it does not have the ability to exercise operational or financial control, are accounted for using the equity method. Accordingly, the Trust reports its pro

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

rata share of net profits and losses from its investments in unconsolidated entities in the accompanying consolidated financial statements.

Valuation Allowance on Real Estate Assets

The Trust reviews each real estate asset owned, including investments in real estate ventures, for which indicators of impairment are present to determine whether the carrying amount of the asset will be recovered. Recognition of impairment is required if the undiscounted cash flows estimated to be generated by the assets are less than the assets' carrying amount. Measurement is based upon the fair value of the asset. Real estate assets held for sale are valued at the lower of cost or fair value, less costs to sell, on an individual asset basis. Upon evaluating the property, many indicators of value are considered, including current and expected operating cash flow from the property during the projected holding period, costs necessary to extend the life or improve the asset, expected capitalization rates, projected stabilized net operating income, selling costs, and the ability to hold and dispose of such real estate owned in the ordinary course of business. Valuation adjustments may be necessary in the event that effective interest rates, rent-up periods, future economic conditions, and other relevant factors vary significantly from those assumed in valuing the property. If future evaluations result in a diminution in the value of the property, the reduction will be recognized as an addition to the valuation allowance. If the value of the property subsequently increases, the valuation allowance will be reduced.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities: The carrying amounts reported in the balance sheet for these instruments approximate their fair values due to the short term nature of these accounts.

Available-for-sale securities: Investment in securities are considered "available-for-sale", and are reported on the balance sheet based upon quoted market prices.

Real estate loans: The earning mortgage loans of the Trust have either variable interest rate provisions, which are based upon a margin over the prime rate, or are currently fixed at effective interest rates which approximate market for similar types of loans. Accordingly, the carrying amounts of the earning, non-impaired mortgage loans approximate their fair values. For earning loans which are impaired, the Trust has valued such loans based upon the fair value of the underlying collateral.

Borrowed funds and mortgages payable: There is no material difference between the carrying amounts and fair value because interest rates approximate current market rates for similar types of loans.

Per Share Data

Basic earnings per share was determined by dividing net income applicable to common shareholders for each year by the weighted average number of Shares of Beneficial Interest outstanding during each year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue Shares of Beneficial Interest were exercised or converted into Shares of Beneficial Interest or resulted in the issuance of Shares of Beneficial Interest that then shared in the earnings of the Company. Diluted earnings per share was determined by dividing net income applicable to common shareholders for each year by the total of the weighted average number of Shares of Beneficial Interest outstanding plus the dilutive effect of the Company's outstanding options using the treasury stock method.

Cash Equivalents

Cash equivalents consist of highly liquid investments, primarily direct United States treasury obligations and money market type U.S. Government obligations, with maturities of three months or less when purchased.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Segment Reporting

Effective October 1, 1998, the Trust adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, Disclosure About Segments of an Enterprise and Related Information. Statement No. 131 established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. Statement No. 131 also established standards for related disclosures about products and services, geographical areas, and major customers. As the Trust operates predominantly in one industry segment, management has determined it has one reportable segment and believes it is in compliance with the standards established by Statement No. 131.

Derivative Instruments and Hedging Activities

The Trust adopted FASB Statement No. 133, Accounting for Derivatives Instruments and Hedging Activities as amended by FASB Statement No. 137 during the 2001 fiscal year. Because of the Company's minimal use of derivatives the adoption of FASB Statement No. 133 did not have a significant effect on earnings or the financial position of the Company.

Accounting For Long-Lived Assets

The Financial Accounting Standards Board issued Statement No.144 "Accounting for the Impairment of Long-Lived Assets" which supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of"; however it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be "held and used". In addition, Statement No. 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset or asset group to be disposed of other than by sale (e.g. abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset or asset group as "held for sale". The Trust will adopt Statement 144 in the 2003 fiscal year. As a result of the adoption, the Trust's management does not anticipate that the adoption of this statement will have an effect on the earnings or the financial position of the Trust.

Gains and Losses From Extinguishment of Debt

On July 1, 2002 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 145 which rescinded SFAS No. 4 "Reporting Gains and Losses From Extinguishment of Debt". In connection with the adoption of this statement, the Company reclassified in the 2001 statement of income a loss of $264 from the write off of deferred fees associated with a terminated revolving credit line, which had previously been reported as an extraordinary item. Such reclassification had no impact on net income reported for the 2001 year.

Reclassification

Certain amounts reported in previous financial statements have been reclassified in the accompanying financial statements to conform to the current year's presentation.

NOTE 2 – REAL ESTATE LOANS

At September 30, 2002, information as to real estate loans, is summarized as follows:

	Total	Earning Interest	Not Earning Interest
First mortgage loans:			
Long-term:			
Residential	$ 3,614	$ 3,614	-
Short-term (five years or less):			
Shopping centers/retail	14,803	14,388	$ 415
Industrial buildings	4,100	4,100	-
Office buildings	8,959	8,959	-
Residential (multiple family units)	22,948	22,948	-
Hotel	3,614	3,614	-
Second mortgage loans, wraparound mortgages and junior participations:			
Residential	25,464	25,464	-
Retail	475	475	-
Office	550	550	-
	$ 84,527	$ 84,112	$ 415
A summary of loans at September 30, 2001 is as follows:			
First mortgage loans			
Long term	$ 10,136	$ 10,136	-
Short term	34,368	33,953	$ 415
Second mortgage loans and wrap-around mortgages	23,424	23,424	-
	$ 67,928	$ 67,513	$ 415

The real estate loan not earning interest at September 30, 2002 was not deemed impaired, as it is probable that the Trust will be able to collect all amounts due according to the contractual terms. Subsequently, no allowance for possible losses is being provided for this loan. Of the real estate loans earning interest at September 30, 2002 and 2001, $7,220 and $6,579, respectively, were deemed impaired and all are subject to allowances for possible losses. For the years ended September 30, 2002, 2001 and 2000, respectively, an average $6,197, $11,025 and $4,482 of real estate loans were deemed impaired, on which $837, $1,310 and $255 of interest income was recognized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Loans originated by the Trust generally provide for interest rates, which are indexed to the prime rate. The weighted average interest rate on earning loans was 12.51% and 11.75% at September 30, 2002 and 2001, respectively.

Included in real estate loans are four second mortgages and two first mortgages to ventures in which the Trust (through wholly owned subsidiaries) holds a 50% interest. At September 30, 2002 and September 30, 2001, the balance of the mortgage loans was $8,129 and $3,425, respectively. Interest received on these loans totaled $602 and $187 for the year ended September 30, 2002 and September 30, 2001, respectively.

Annual maturities of real estate loans receivable before allowances for possible losses during the next five years and thereafter and are summarized as follows:

Years Ending September 30,	Amount
2003	$ 72,835
2004	1,850
2005	2,719
2006	129
2007	3,354
2008 and thereafter	3,640
Total	$ 84,527

The Trust's portfolio consists primarily of senior and junior mortgage loans, secured by residential and commercial property, 37% of which are located in the New York metropolitan area (which includes New Jersey and Connecticut), 13% in California, 12% in Colorado and 12% in Maryland.

If a loan is not repaid at maturity, in addition to foreclosing on the property, the Trust may either extend the loan or consider the loan past due. The Trust analyzes each loan separately to determine the appropriateness of an extension. In analyzing each situation, management examines many aspects of the loan receivable, including the value of the collateral, the financial strength of the borrower, past payment history and plans of the owner of the property. Of the $72,835 of real estate loans receivable which mature in Fiscal 2003, $23,714 were extended during the fiscal year ended September 30, 2002.

If all loans classified as non-earning were earning interest at their contractual rates for the year ended September 30, 2002 and 2001, interest income would have increased by $46 in each period.

The Trust's interest in a wraparound mortgage of $8,950 is subject to an underlying mortgage aggregating $7,500 at both at September 30, 2002 and 2001 respectively. Interest income earned on this loan was $998 and $1,012 for the years ended September 30, 2002 and 2001, respectively, of which $692 and $686 was paid to the holder of the prior mortgage loan.

At September 30, 2002 the three largest real estate loans had principal balances outstanding of approximately $11,400, $10,366 and $8,250, respectively. Of the total interest and fees earned on real estate loans during the fiscal year ended September 30, 2002, 12.9%, 3.9% and 1.0% related to these loans, respectively.

NOTE 3 – REAL ESTATE ASSETS

Real Estate Properties

A summary of real estate properties for the year ended September 30, 2002 is as follows:

	September 30, 2001		Acquisitions/ Costs Capitalized/ Amortization	Sales Collections/ Other	Gain on Sale	September 30, 2002	
	# Properties	Amount				# Properties	Amount
Residential units-shares of cooperative corporations	2	$ -	$ 25	$ (209)	$ 200	2	$ 16
Shopping centers/retail	2	7,770	14	-	-	2	7,784
Unimproved land	1	-	-	(607)	607	-	-
		7,770	39	(816)	807		7,800
Amortization		(993)	(234)	-	-		(1,227)
Total real estate properties	5	$ 6,777	$ (195)	$ (816)	$ 807	4	$ 6,573

During the year ended September 30, 2002 the Trust disposed of a portion of its shares of cooperative apartment units. The Trust sold one unit with no book value and recognized a gain of $200 on this sale. The Trust also sold an unimproved parcel of land that was previously acquired in foreclosure. The Trust recognized a gain of $607 on the sale of this property.

During the year ended September 30, 2000 the Trust purchased with a minority partner a leasehold interest in a portion of a retail shopping center located in Yonkers, New York. The leasehold interest is for approximately 28,500 square feet and including all option periods expires in 2045. The minority interest, which equals ten percent, amounted to $169 at September 30, 2002 and $154 at September 30, 2001 is shown in other liabilities on the consolidated balance sheet.

Future minimum rentals to be received by the Trust, pursuant to noncancelable operating leases in excess of one year, from properties on which the Trust has title at September 30, 2002 are as follows:

Years Ending September 30,	Amount
2003	$ 1,395
2004	1,239
2005	1,131
2006	1,065
2007	977
Thereafter	12,230

Investment in Unconsolidated Joint Ventures at Equity

The Trust is a partner in seven unconsolidated joint ventures which operate seven properties. In addition to making an equity contribution, the Trust may hold a first or second mortgage on the property. A brief summary of the two most significant joint ventures is listed below.

Blue Hen Venture - In 1999 the Trust sold one-half of its interest in the Blue Hen Corporate Center & Mall, located in Dover, Delaware to a joint venture partner and contributed its remaining one-half interest. The Trust holds a 50% interest in the Blue Hen Venture and also holds two first mortgages on this property totaling $4,154 at September 30, 2002.

Rutherford Glen - The Trust is a 50% joint venture partner in a 248-unit garden apartment complex located in Atlanta, Georgia. The Trust also holds a second mortgage on the property in the amount of $2,950 at September 30, 2002.

Unaudited condensed financial information for these two joint ventures at September 30, 2002 and for the year then ended:

	Blue Hen Venture	Rutherford Glen
Condensed Balance Sheet		
Cash and cash equivalents	$ 1,040	$ 110
Real estate investments, net	15,921	19,360
Other assets	314	268
Total assets	$ 17,275	$ 19,738
Mortgage payable	$ 4,154	$ 19,147
Other liabilities	118	435
Equity	13,003	156
Total liabilities and equity	$ 17,275	$ 19,738
Company's equity investment	$ 5,207	$ 78
Condensed Statement of Operations		
Revenues, primarily rental income	$ 2,914	$ 2,475
Operating expenses	1,222	1,135
Depreciation	447	728
Interest expense	377	1,478
Total expense	2,046	3,341
Income before gain	868	(866)
Gain on sale	385	-
Net income attributable to members	$ 1,253	$ (866)
Company's share of net income	$ 627	$ (433)
Amount recorded in income statement	$ 799	$ (433)

The unamortized excess of the Trust's share of the net equity over its investment in the Blue Hen joint venture that is attributable to building and improvements is being amortized over the life of the related property.

The remaining five joint ventures contributed $208 in equity earnings for the fiscal year ended September 30, 2002.

notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 4 – ALLOWANCE FOR POSSIBLE LOAN LOSSES

The Trust was not required to record provisions for possible loan losses nor valuation adjustments on owned real estate during the years ended September 30, 2002, 2001 and 2000.

An analysis of the allowance for possible losses is as follows:

	Year Ended September 30,		
	2002	2001	2000
Balance at beginning of year	$ 1,381	$ 1,381	$ 1,381
Recovery of previously provided allowances	(500)	-	-
Balance at end of year	$ 881	$ 1,381	$ 1,381

The allowance for possible losses applies to assets aggregating $7,220 at September 30, 2002, $6,579 at September 30, 2001 and $4,253 at September 30, 2000.

NOTE 5 – AVAILABLE-FOR-SALE SECURITIES

The cost of securities held for sale at September 30, 2002 was $18,752. The fair value of these securities was $31,178 at September 30, 2002. Gross unrealized gains and losses at September 30, 2002 were $12,496 and $70, respectively and are reflected as accumulated other comprehensive income on the accompanying consolidated balance sheets.

Included in available for sale securities are 1,355,600 shares of Entertainment Properties Trust (NYSE:EPR), which have a cost basis of $17,806 and a fair value at September 30, 2002 of $29,959. The shares held by BRT represent approximately 7.89% of the outstanding shares of Entertainment Properties Trust. The fair value of the Trust's investment in Entertainment Properties Trust at November 30, 2002 was $31,667.

NOTE 6 – DEBT OBLIGATIONS

Debt obligations consist of the following:

	September 30,	
	2002	2001
Note payable - credit facility	$ 5,500	$ -
Margin account	$ 9,245	$ 2,101
Mortgage payable	$ 2,745	$ 2,804

On January 11, 2001 BRT terminated its revolving credit facility with TransAmerica Business Credit Corporation ("TransAmerica"). During the year ended September 30, 2001 unamortized deferred fees in the amount of $264 associated with the terminated TransAmerica revolving credit facility were written off.

On July 25, 2001 BRT entered into a $15,000 revolving credit agreement with North Fork Bank (North Fork). The North Fork agreement is a revolving facility. Borrowings under the facility are secured by specific receivables and the agreement provides that the amount borrowed will not exceed 60% of the collateral pledged. Interest is charged on the outstanding balance at prime plus 1/2% or under certain circumstances at prime. BRT paid a fee of $75 to North Fork at closing. The facility matures August 1, 2004 and may be extended for two one-year terms. The extension fee is $38 for each extension period.

As of September 30, 2002 BRT had provided collateral to North Fork Bank which would permit BRT to borrow up to $12,191 under the facility.

At September 30, 2002 there was an outstanding balance on this facility of $5,500. At September 30, 2001 there was no outstanding balance on the facility.

The average outstanding balance on the credit facility for the year ended September 30, 2002 was $473 and the average interest rate paid was 5.1%. Interest expense for the year ended September 30, 2002 was $24.

In addition to its credit facility, BRT has the ability to borrow funds through a margin account. In order to maintain this account BRT pays an annual fee equal to .3% of the market value of the pledged securities. At September 30, 2002 there was an outstanding balance of $9,245 on the margin account. The interest rate at September 30, 2002 was 3.875%. Marketable securities with a fair market value at of $29,959 were pledged as collateral. The average outstanding balance on the margin facility for the year ended September 30, 2002 was $2,653 and the average interest rate paid was 7.5%. At September 30, 2001 there was an outstanding balance of $2,101 at a rate of 5.125%.

On October 20, 2000 a mortgage was placed on a shopping center in which the Trust, through a subsidiary, is a joint venture partner and holds a majority interest in a leasehold position. The mortgage with an original balance of $2,850 bears interest at a fixed rate of 8.75% for the first five years and has a maturity of November 1, 2005. There is an option to extend the mortgage to November 1, 2010. At September 30, 2002 the outstanding balance was $2,745.

Scheduled principal repayments on the mortgage during the initial maturity are as follows:

Years Ending September 30,	Amount
2003	$ 64
2004	70
2005	77
2006 and thereafter	2,534
	$ 2,745

NOTE 7 – INCOME TAXES

The Trust has elected to be taxed as a real estate investment trust ("REIT"), as defined under the Internal Revenue Code. As a REIT the Trust will generally not be subject to Federal income taxes at the corporate level if it distributes at least 90% of its REIT taxable income, as defined, to its shareholders. There are a number organizational and operational requirements the Trust must meet to remain a REIT. If the Trust fails to qualify as a REIT in any taxable year, its taxable income will be subject to Federal income tax at the corporate rates and it may not be able to qualify as a REIT for four subsequent tax years. Even if it is qualified as a REIT, the Trust may be subject to certain state and local income taxes and to Federal income and excise taxes on its undistributed taxable income.

During the quarter ended March 31, 2001 the Trust utilized all of its remaining tax operating loss carryforwards.

During the years ended September 30, 2002 and 2001 the Trust recorded $452 and $249, respectively of corporate tax expense. In the 2002 fiscal year the Trust recorded $322 for the payment of Federal excise tax which is based on income generated but not yet distributed. In the 2001 fiscal year the Trust recorded $187 of alternative minimum tax related to the usage of the net operating loss carryforwards.

Earnings and profits, which determine the taxability of dividends to shareholders, differ than net income reported for financial statement purposes due to various items among which are timing differences related to depreciation methods and carrying values.

The taxable income is expected to be approximately $1,000 lower than the financial statement income during calendar 2002.

NOTE 8 – SHAREHOLDERS' EQUITY

Distributions

In July 2001 the Trust commenced paying a dividend to holders of shares of beneficial interest. There were no distributions on the Trust's shares of beneficial interest declared during the year ended September 30, 2000.

Stock Options

On December 6, 1996, the Board of Trustees adopted the BRT 1996 Stock Option Plan (Incentive/Nonstatutory Stock Option Plan), whereby a maximum of 450,000 shares of beneficial interest are reserved for issuance to the Trust's officers, employees, trustees and consultants or advisors to the Trust. Incentive stock options are granted at per share amounts at least equal to the fair value at the date of grant, whereas for nonstatutory stock options, the exercise price may be any amount determined by the Board, but not less than the par value of a share. In December 2001, the 1996 stock option plan was amended to allow for an additional 250,000 shares to be issued.

Also on December 6, 1996, the Board of Trustees granted, under the 1996 Stock Option Plan options to purchase a total of 82,500 shares of beneficial interest at $6.00 per share to a number of officers, employees and consultants to the Trust. The options are cumulatively exercisable at a rate of 25% per annum, commencing after six months, and expire five years after the date of grant. During the current year 10,500 of the options were exercised and 5,000 expired. At September 30, 2002 there were no remaining options under this grant.

In March and April 1998 the Board of Trustees granted, under the 1996 Stock Option Plan options to purchase 50,000 shares of beneficial interest at prices ranging from $7.3125 to $7.9375 per share to a number of directors, officers and employees of the Trust. The options are cumulatively exercisable at a rate of 25% per annum, commencing after two years, and expire ten years after the grant date. During the current year 8,000 of the options were exercised. At September 30, 2002, 12,000 options were remaining of which 2,000 were exercisable.

In December 1998 the Board of Directors granted, under the 1996 Stock Option Plan options to purchase 180,000 shares of beneficial interest at $5.9375 per share to a number of officers, employees, consultants and trustees of the Trust. The options are cumulatively exercisable at a rate of 25% per annum, commencing after one year (50,000) and two years (130,000), and expire five years (50,000) and ten years (130,000) after the date of the grant. During the current year 40,625 of the options were exercised. At September 30, 2002 options to purchase 85,750 shares are remaining, 14,750 of which are exercisable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In December 2000 the Board of Directors granted under the 1996 Stock Option Plan options to purchase 165,500 shares of beneficial interest at $7.75 per share to a number of officers, employees and consultants of the Trust. The options are cumulatively exercisable at a rate of 25% per annum, commencing after two years and expire ten years after grant date. At September 30, 2002 none of these were exercisable.

In December 2001 the Board of Directors granted, under the 1996 Stock Option Plan, options to purchase 89,000 shares of beneficial interest at $10.45 per share to a number of officers, employees and consultants of the Trust. The options are cumulatively exercisable at a rate of 25% per annum, commencing after one year and expiring ten years after grant date. At September 30, 2002 none of these were exercisable.

The Trust elected Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related Interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recognized because the exercise price of the Trust's employee stock options equals the market price of the underlying stock on the date of grant.

Pro forma information regarding net income and earnings per share is required by FAS No. 123, and has been determined as if the Trust had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Dec. 2001 89,000 Shares	Dec. 2000 165,000 Shares	Dec. 1998 50,000 Shares	Dec. 1998 130,000 Shares	March/ April 1998 50,000 Shares
Risk Free Interest Rate	3.91%	4.76%	4.38%	4.62%	5.64%
Dividend Yield	8.3%	4.36%	0%	0%	0%
Volatility Factor	.210	.205	.208	.208	.188
Expected Life (Years)	5	6	5	6	6

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility. Because the Trust's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate, management believes the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro forma net income and earnings per share calculated using the Black-Scholes option valuation model is as follows:

	Year Ended September 30,		
	2002	2001	2000
Pro forma net income	$ 12,460	$ 10,540	$ 7,484
Pro forma earnings per share:			
Basic	1.69	1.46	1.04
Diluted	1.66	1.44	1.03

Changes in the number of shares under all option arrangements are summarized as follows:

	Year Ended September 30,		
	2002	2001	2000
Outstanding at beginning of period	327,375	332,500	337,500
Granted	89,000	165,500	-
Option price per share granted	10.45	7.75	-
Cancelled	-	5,000	-
Exercised	59,125	165,625	5,000
Expired	5,000	-	-
Outstanding at end of period	352,250	327,375	332,500
Exercisable at end of period	16,750	27,125	143,000
Option prices per share outstanding	$ 5.9375- $ 10.45	$ 4.375- $ 7.9375	$ 4.375- $ 7.9375

As of September 30, 2002 the outstanding options had a weighted average remaining contractual life of approximately 7.66 years and a weighted average exercise price of $7.98.

Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	2002	2001	2000
Numerator for basic and diluted earnings per share:			
Net income	$ 12,586	$ 10,586	$ 7,635
Denominator:			
Denominator for basic earnings per share -weighted average shares	7,373,627	7,221,373	7,165,875
Effect of dilutive securities:			
Employee stock options	129,438	105,801	87,352
Denominator for diluted earnings per share - adjusted weighted average shares and assumed conversions	7,503,065	7,327,174	7,253,227
Basic earnings per share	$ 1.71	$ 1.47	$ 1.07
Diluted earnings per share	$ 1.68	$ 1.45	$ 1.05

Treasury Shares

During the fiscal year ended September 30, 2002 and September 30, 2001 no shares were purchased by the Trust.

During the fiscal year ended September 30, 2002, 59,125 treasury shares were issued in connection with the exercise of stock options under the Trust's existing stock option plan. In the fiscal year ended September 30, 2001, the Trust issued 165,625 Treasury shares in connection with the exercise of stock options under the Trust's existing stock option plan. As of September 30, 2002 the Trust owns 1,493,216 Treasury shares of beneficial interest at an aggregate cost of $12,867.

NOTE 9 – ADVISOR'S COMPENSATION AND CERTAIN TRANSACTIONS

Certain of the Trust's officers and trustees are also officers, directors and the shareholder of REIT Management Corp. ("REIT"), to which the Trust pays advisory fees for administrative services and investment advice. The agreement, which expires on December 31, 2006, provides that directors and officers of REIT may serve as trustees, officers and employees of the Trust, but shall not be compensated for services rendered in such latter capacities. Advisory fees are charged to operations at a rate of 1% on real estate loans and 1/2 of 1% on other invested assets. Advisory fees amounted to $967, $745 and $566 for the years ended September 30, 2002, 2001, and 2000, respectively. At September 30, 2002 $62 remains unpaid and is reflected in accounts payable on the consolidated balance sheet.

The borrower may pay fees to REIT for services rendered in arranging and restructuring loans by the Trust. These fees, which are allowed by the advisory agreement, on loans arranged on behalf of the Trust and which are paid directly by the borrower to REIT amounted to $591, $443 and $394 for the years ended September 30, 2002, 2001 and 2000 respectively.

REIT arranges for the management of certain properties for the Trust under renewable year-to-year agreements. Management fees, legal fees and leasing, selling and financing commissions incurred and reimbursed or owed to REIT or an other affiliated company for the years ended September 30, 2002, 2001 and 2000 aggregated $95, $132 and $140, respectively.

The Chairman of the Board of Trustees of the Trust holds a similar position in One Liberty Properties, Inc. a related party, is an executive officer of the managing general partner and was a general partner through July 1, 2001 of Gould Investors L.P. a related party. Effective July 1, 2001 Mr. Gould assigned his general partner interest to Gould General LLC, an entity of which he is the sole member. During the years ended September 30, 2002, 2001 and 2000, allocated general and administrative expenses charged to the Trust by Gould Investors L.P. aggregated $647, $645 and $367, respectively. At September 30, 2002 $76 remains unpaid and is reflected in accounts payable on the consolidated balance sheet.

NOTE 10 – COMMITMENT

The Trust maintains a non-contributory pension plan covering eligible employees and officers. Contributions by the Trust are made through a money purchase plan, based upon a percent of qualified employees' total salary as defined. Pension expense approximated $163, $155 and $200 during the years ended September 30, 2002, 2001 and 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 11 – QUARTERLY FINANCIAL DATA (Unaudited)

	1st Quarter Oct.-Dec.	2nd Quarter Jan.-March	3rd Quarter April-June	4th Quarter July-Sept.	Total For Year
2002					
Revenues	$ 4,985	$ 4,152	$ 3,716	$ 5,119	$ 17,972
Income before gain on sale of real estate loans and real estate properties and available for sale securities	3,466	2,746	2,132	3,476	11,820
Net income	3,456	3,343	2,122	3,665	12,586
Per share	$ .47	$ .45	$ .29	$ .50	$ 1.71(a)
2001					
Revenues	$ 4,468	$ 3,325	$ 3,461	$ 3,551	$ 14,805
Income before gain on sale of real estate loans and real estate properties and available for sale securities	3,085	1,453	1,834	2,267	8,639
Net income	3,101	2,929	2,100	2,456	10,586
Per share	$ .43	$ .41	$ .29	$ .34	$ 1.47 (a)

Per share earnings represent basic earnings per beneficial share.
(a) Calculated on weighted average shares outstanding for the fiscal year.

REPORT OF INDEPENDENT AUDITORS

TO THE TRUSTEES AND SHAREHOLDERS
BRT REALTY TRUST

We have audited the accompanying consolidated balance sheets of BRT Realty Trust and Subsidiaries (the "Trust") as of September 30, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BRT Realty Trust and Subsidiaries at September 30, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

New York, New York

December 9, 2002

STOCK PRICE RANGES BY QUARTER

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended	High	12.01	14.00	13.90	13.75
September 30, 2002	Low	9.90	12.05	13.00	11.65
Year Ended	High	8.50	9.45	10.75	10.35
September 30, 2001	Low	7.63	7.75	8.50	9.75

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Amounts in thousands except per share amounts)

	Year Ended September 30,				
	2002	2001	2000	1999	1998
OPERATING STATEMENT DATA:					
Revenues	$ 17,972	$ 14,805	$ 10,886	$ 12,173	$ 10,197
Income before gain on sale of real estate loans and real estate properties and available-for-sale securities	11,820	8,639	5,690	5,058	4,241
Net income	12,586	10,586	7,635	11,646	13,588
Calculation of net income applicable to common shareholders:					
Net income applicable to common shareholders	12,586	10,586	7,635	11,646	13,588
Income per share of beneficial interest:					
Basic	1.71	1.47	1.07	1.63	1.72
Fully diluted	1.68	1.45	1.05	1.61	1.71
Weighted average number of common shares:					
Basic	7,373,627	7,221,373	7,165,875	7,165,263	7,902,161
Fully diluted	7,503,065	7,327,174	7,253,227	7,220,505	7,941,293

	September 30,				
	2002	2001	2000	1999	1998
BALANCE SHEET DATA:					
Total Assets	$ 134,931	$ 100,016	$ 88,456	$ 84,609	$ 85,821
Earning real estate loans (a)	84,112	67,513	40,413	44,682	51,175
Non-earning real estate loans (a)	415	415	3,250	-	0
Real estate assets (a)	13,529	13,708	12,325	6,765	17,235
Available-for sale securities at market	31,178	24,030	16,310	-	3,364
Borrowed Funds	14,745	2,101	88	331	5,500
Mortgage Payable	2,745	2,804	-	841	8,494
Shareholders' equity	114,291	101,872	85,147	80,624	69,747
Cash distributions per share (b)	$ 1.04	$ 0.44	-	-	-

NOTES:

(a) Earning and non-earning loans and real estate assets are presented without deduction of the related allowance for possible losses or valuation allowance.

(b) There were no distributions paid in the years ended September 30, 2000,1999 and 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

We are engaged in the business of originating and holding for investment senior and junior real estate mortgages secured by income producing property. Our investment policy emphasizes short-term mortgage loans. We also purchase senior and junior participations in short term mortgage loans and originate participating mortgage loans and loans to joint ventures in which we are an equity participant. Repayments of real estate loans in the amount of $72,835,000 are due during the twelve months ending September 30, 2003, including $415,000 due on demand (which was paid in full subsequent to September 30, 2002). The availability of mortgage financing secured by real property and the market for selling real estate is cyclical. Since these are the principal sources for the generation of funds by our borrowers to repay our outstanding real estate loans, we cannot project the portion of loans maturing during the next twelve months which will be paid or the portion of loans which will be extended for a fixed term or on a month to month basis.

We maintain a $15,000,000 revolving credit facility with North Fork Bank. The facility provides for borrowings up to $15,000,000 but no greater than 60% of qualified first mortgage loans pledged to North Fork Bank, provided that no more than 20% of the pledged loans may relate to properties situated outside of the New York metropolitan area (as defined in the credit agreement). We had $6,691,000 of unused availability under this line at September 30, 2002. As of December 10, 2002 there is no outstanding amount due under the North Fork Bank credit line and approximately $12,318,000 is available to us under this credit line. We also have the ability to borrow on margin, using the shares we own in Entertainment Properties Trust as collateral. At September 30, 2002 there was $9,245,000 outstanding of the approximately $12,000,000 available under this facility. We paid down this margin facility subsequent to September 30, 2002 and approximately $7,500,000 is available at December 10, 2002.

During the twelve months ended September 30, 2002, we generated cash of $10,709,000 from operating activities, $5,127,000 from the sale of real estate properties and real estate loans, $40,869,000 from collections from real estate loans and $12,644,000 from a net increase in borrowed funds. These funds, in addition to cash on hand, were used primarily to fund real estate loans of $61,779,000, to make joint venture investments in the aggregate amount of $275,000 and to pay cash distributions to shareholders in the amount of $7,681,000.

We will satisfy our liquidity needs in the year ending September 30, 2003 from cash and cash investments on hand, the credit facility with North Fork Bank, the availability in our margin account collateralized by the EPR shares, interest and principal payments received on outstanding real estate loans and net cash flow generated from the operation and sale of real estate assets.

Results of Operations

2002 vs. 2001

Interest and fees on loans increased to $11,897,000 for the year ended September 30, 2002 as compared to $8,685,000 for the year ended September 30, 2001. This increase of $3,212,000, or 37%, was the result of several factors, the largest being a $14,160,000 increase in the average balance of loans outstanding from $54,208,000 in the prior fiscal year to $68,368,000. This caused an increase in interest income of $1,722,000. During the fiscal year ended September 30, 2002, three participating loans were paid off resulting in additional interest income and fees of $1,306,000 and one participating loan was extended resulting in the collection of additional interest of $808,000. During the year ended September 30, 2002 the average interest rate earned on the loan portfolio declined 31 basis points to12.13% from the 12.44% earned on the portfolio in the fiscal year ended September 30, 2001. This decline caused interest income to decrease by $171,000. The twelve month period ended September 30, 2001 includes $860,000 of additional interest recognized from two loans that were paid off and $170,000 from non-performing loans that were returned to performing status. Fee income also increased $576,000 in the current fiscal year, primarily the result of increased loan originations and an increase in the number of loans that were extended during the year.

Operating income on real estate properties increased $618,000, or 37%, to $2,269,000 in the fiscal year ended September 30, 2002 from $1,651,000 in the fiscal year ended September 30, 2001. This increase, primarily rental income, is attributable to our purchase of a leasehold interest in a commercial property in the last quarter of the fiscal year ended September 30, 2000 (which was not fully leased until the second quarter of the 2001 fiscal year) and increased rental income recognized on a residential property in New York City.

The fiscal year ended September 30, 2002 year was favorably affected by $500,000 recognized from the recovery of a previously provided allowance related to a loan that was previously impaired and was paid off in the current fiscal year. There was no comparable revenue item in the fiscal year ended September 30, 2001.

Equity in earnings of unconsolidated joint ventures declined by 35%, or $315,000, from $889,000 in the fiscal year ended September 30, 2001 to $574,000 in the fiscal year ended September 30, 2002. This decline was primarily the result of a

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

loss of $433,000 by a joint venture that was entered into during the second half of the fiscal year ended September 30, 2001 and a decrease in income of $292,000 at another joint venture due to a decrease in sales of cooperative apartments by such venture. These declines were partially offset by a gain of $385,000 recognized by a joint venture upon the sale of a parcel of land during the current fiscal year.

Other, primarily investment income, declined $848,000, or 24%, from $3,580,000 in the fiscal year ended September 30, 2001 to $2,732,000 in the fiscal year ended September 30, 2002. During the prior fiscal year we received $438,000 from a residual interest we held in a venture. This residual interest resulted from the sale of a partnership interest in a prior year. There was also a decrease in investment income due to a decline in the average balance in money market and treasury investments and in the average rate earned on them. The average balance of these investments decreased $5,674,000 from $11,187,000 in the fiscal year ended September 30, 2001 to $5,513,000 in the fiscal year ended September 30, 2002. This decline caused a $213,000 reduction in interest income. A decline of $281,000 resulted from a reduction in the rate earned on these investments from 5.27% in the prior fiscal year to 1.74% in the current fiscal year. These declines were offset by an $84,000 increase in the dividends we received on our investments in REIT securities.

Interest on borrowed funds increased to $227,000 in the fiscal year ended September 30, 2002 from $53,000 in the fiscal year ended September 30, 2001. This increase of $174,000, or 328%, is due to an increase in the average amount of borrowings outstanding in the current fiscal year. The average balance of borrowings outstanding increased $2,662,000 to $3,126,000 in the current fiscal year from $464,000 in the prior fiscal year.

The Advisor's fee, which is calculated pursuant to agreement and is based on invested assets, increased $222,000, or 30%, in the fiscal year ended September 30, 2002 to $967,000 from $745,000 in the fiscal year ended September 30, 2001. During this period, we experienced a higher outstanding balance of invested assets thereby causing an increase in the fee.

Other taxes increased by 82% to $452,000 for the fiscal year ended September 30, 2002 from $249,000 in the fiscal year ended September 30, 2001. The increase in the current fiscal year is the result of federal excise taxes which are based on taxable income generated but not yet distributed. We were subject to these taxes beginning in the first quarter of the current fiscal year. In the prior fiscal year the Trust was subject to federal and state alternative minimum taxes during the period when we were utilizing our net operating loss carry forwards.

During the fiscal year ended September 30, 2001 we incurred expenses related to investment income of $575,000. During this period we incurred legal, printing, proxy solicitor fees and other expenses related to the solicitation of proxies to vote in favor of our nominee to the Board of Trustees of Entertainment Properties Trust (NYSE:EPR). We own 7.89% of the outstanding shares of Entertainment Properties Trust. We did not incur any investment related expenses in the current fiscal year.

Operating expenses relating to real estate increased $330,000, or 36%, from $925,000 in the fiscal year ended September 30, 2001 to $1,255,000 in the fiscal year ended September 30, 2002. This increase is due to increased operating expenses at one of our operating properties.

Gain on the sale of real estate loans and real estate properties decreased $1,130,000, or 58%, in the fiscal year ended September 30, 2002. In the current fiscal year we recognized gains of $807,000 from the sale of a parcel of unimproved land that we previously acquired in foreclosure and from the sale of a cooperative apartment unit. In the prior fiscal year we recognized gains of $1,937,000 from the sale of a residual interest in a partnership and the sale of cooperative apartment units.

2001 vs. 2000

Interest and fees on loans increased to $8,685,000 for the year ended September 30, 2001 as compared to $6,205,000 for the year ended September 30, 2000. The increase of $2,480,000 was primarily the result of an increase in the average balance of loans outstanding during the year. The average balance of loans increased from $43,075,000 in fiscal 2000 to $54,208,000 in fiscal 2001 causing an increase in interest income of $1,386,000. During the fiscal 2001 we received $994,000 of "additional interest" and fees from the payoff of two loans, one of which was a participating loan. In addition a non-performing loan returned to performing status in 2001 and $170,000 of delinquent interest was received. These increases were partially offset by a decline in the interest rate earned on the loan portfolio in the current fiscal year. The average rate earned declined 17 basis points from 12.61% in the 2000 fiscal year to 12.44% in the 2001 fiscal year. This accounted for a $73,000 decline in interest income

Operating income on real estate assets, which is composed primarily of rental income, increased $703,000 from $948,000 in the fiscal year ended September 30, 2000 to $1,651,000 in the fiscal year ended September 30, 2001. This increase is the result of rental income generated from a leasehold interest purchased by a consolidated joint venture at the end of fiscal 2000.

Equity in earnings of unconsolidated ventures increased in the fiscal year ended September 30, 2001 to $889,000 from $626,000 in the fiscal year ended September 30, 2000. This increase of $263,000 was primarily the result of a full year of operations by a joint venture entered into at the end of fiscal 2000.

Other revenues, which is primarily composed of investment income, increased $473,000 from $3,107,000 in the fiscal year ended September 30, 2000 to $3,580,000 in the fiscal year ended September 30, 2001. During the 2001 fiscal year we received $438,000 from a distribution on a residual interest held in a venture. This residual interest resulted from the sale of a partnership interest in a prior year. The average rate earned on invested assets increased 29 basis points from 9.33% in the 2000 fiscal year to 9.62% in the 2001 fiscal year causing an increase in interest income of $93,000. Offsetting these increases was a decline in the average balance of invested assets outstanding from $33,200,000 in the 2000 fiscal year to $32,700,000 in the 2001 fiscal year. This caused a decline of $58,000 in interest income.

Interest on notes and loans payable declined from $77,000 in the year ended September 30, 2000 to $53,000 in the year ended September 30, 2001. This decline of $24,000 is the result of a reduced level of borrowings during the 2001 fiscal year.

The Advisor's fee, which is calculated pursuant to agreement and is based on invested assets, increased $179,000 in the fiscal year ended September 30, 2001 to $745,000 from $566,000 in the fiscal year ended September 30, 2000. During the current fiscal year we experienced a higher outstanding balance of invested assets thereby causing an increase in the fee.

Other taxes increased $51,000 to $249,000 in the fiscal year ended September 30, 2001 from $198,000 in the fiscal year ended September 30, 2000. This increase is the result of an increase in the amount of federal and state alternative minimum tax paid in the 2000 year.

Expenses related to investment income was $575,000 for the fiscal year ended September 30, 2001. The fiscal year ended September 30, 2000 contained no such expenses. During the 2001 fiscal year we incurred legal, printing, proxy solicitor fees and other expenses related to the solicitation of proxies to vote in favor of our nominee to the Board of Trustees of Entertainment Properties Trust (NYSE:EPR). We own 7.89% of the outstanding shares of Entertainment Properties Trust and are its largest shareholder.

Operating expenses relating to real estate assets declined $13,000 to $925,000 for the 2001 fiscal year from $938,000 for the fiscal year ended September 30, 2000. In the 2001 fiscal year operating expenses increased $420,000 primarily due to the purchase of a leasehold interest at the end of the 2000 fiscal year. Offsetting this increase was a $466,000 decline in legal expenses relating to a property that we acquired in foreclosure in a prior fiscal year. General operating expenses on other properties increased $33,000 in the current fiscal year.

In the fiscal year ended September 30, 2001 we incurred an expense of $264,000 on the early extinguishment of debt. This amount represents the write off of unamortized deferred fees associated with a revolving credit line that was terminated during the 2001 fiscal year.

Gain on the sale of real estate assets and foreclosed properties increased $123,000 in the fiscal year ended September 30, 2001 to $1,937,000 from $1,814,000 in the fiscal year ended September 30, 2000. In the 2001 fiscal year $1,431,000 of the gain resulted from the sale of a residual interest in a venture. The remaining gain of $506,000 resulted from the sale of cooperative apartment units that were previously acquired in foreclosure. For the 2000 fiscal year we recognized gains of $1,714,000 from the sale of cooperative apartment units and $100,000 of miscellaneous gains.

MARKET RISK DISCLOSURE

Our primary component of market risk is interest rate sensitivity. Our interest income and to a lesser extent our interest expense are subject to changes in interest rates. We seek to minimize these risks by originating loans that are indexed to the prime rate, with a stated minimum interest rate, and borrowing, when necessary, from our available credit line which is also indexed to the prime rate. At September 30, 2002 approximately 67% of our portfolio was variable rate based primarily on the prime rate. Any changes in the prime interest rate could have a positive or negative effect on our net interest income. When determining interest rate sensitivity we assume that any change in interest rates is immediate and that the interest rate sensitive assets and liabilities existing at the beginning of the period remain constant over the period being measured. We assessed the market risk for our variable rate mortgage receivables and variable rate debt and believe that a one percent increase in interest rates would have approximately a $268,000 positive effect on income before taxes and a one percent decline in interest rates would have approximately a $32,000 negative effect on income before taxes. In addition, we originate loans with short maturities and maintain a strong capital position. At September 30, 2002 our loan portfolio was primarily secured by properties located in the New York metropolitan area, New Jersey and Connecticut, in California, in Colorado and in Maryland and it is therefore subject to risks associated with the economies of these localities.

board of trustees and officers

BOARD OF TRUSTEES AND OFFICERS

FREDRIC H. GOULD*
Chairman of the Board of Trustees ; Chairman of the Board of Georgetown Partners, Inc., the Managing General Partner of Gould Investors L.P., a real estate partnership; President of REIT Management Corp., Advisor to the Trust; Chairman of the Board of Directors of One Liberty Properties, Inc.; Director of East Group Properties, Inc.

JEFFREY A. GOULD
Trustee; President and Chief Executive Officer; Senior Vice President of Georgetown Partners, Inc.; Senior Vice President and Director of One Liberty Properties, Inc.; Vice President of Majestic Property Management Corp.

PATRICK J. CALLAN* ** ***
Trustee; Retired Principal of The RREEF Funds, pension fund real estate investments; Director of M&T Bank Corporation; Member of Manufacturers & Traders Trust Company Directors Advisory Council - New York City Division.

DAVID G. HEROLD ** ***
Trustee; Private Investor

ARTHUR HURAND*
Trustee; Private Investor; Director of One Liberty Properties, Inc.

GARY HURAND
Trustee; President of Dawn Donut Systems Inc.; Director of Republic Bancorp.

HERBERT C. LUST II* ** ***
Trustee; Private Investor; Director of Prime Hospitality, Inc.

MATTHEW J. GOULD
Trustee; Senior Vice President; Vice President of the Advisor; President of Georgetown Partners, Inc.; Senior Vice President and Director of One Liberty Properties, Inc.; Vice President of Majestic Property Management Corp.

ISRAEL ROSENZWEIG
Senior Vice President; President, BRT Funding Corp.; Senior Vice President of Georgetown Partners, Inc.; Senior Vice President of One Liberty Properties, Inc.; Director of Nautica Enterprises Inc.

DAVID W. KALISH
Senior Vice President-Finance; Vice President and Chief Financial Officer of Georgetown Partners, Inc.; Senior Vice President and Chief Financial Officer of One Liberty Properties, Inc.

SIMEON BRINBERG
Senior Vice President and Secretary; Senior Vice President of Georgetown Partners, Inc; Senior Vice President of One Liberty Properties, Inc.

GEORGE E. ZWEIER
Vice President and Chief Financial Officer

MARK H. LUNDY
Vice President; Vice President and Secretary of One Liberty Properties, Inc; Vice President of Georgetown Partners, Inc.

SETH D. KOBAY
Vice President and Treasurer; Vice President of Operations of Georgetown Partners, Inc.; Vice President and Treasurer of One Liberty Properties, Inc.

MITCHELL K. GOULD
Vice President - Loan Originations

DAVID HEIDEN
Vice President - Loan Originations

ALYSA BLOCK
Assistant Treasurer; Assistant Treasurer of One Liberty Properties, Inc.

REGISTRAR, TRANSFER AGENT, DISTRIBUTION DISBURSING AGENT
American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10038

AUDITORS
Ernst & Young LLP
5 Times Square
New York, New York 10036

FORM 10-K AVAILABLE
A copy of the annual report (Form 10-K) filed with the Securities and Exchange Commission may be obtained without charge by writing to the Secretary, BRT Realty Trust, 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021.

COMMON STOCK
The company's common stock is listed on the New York Stock Exchange under the ticker symbol BRT.

WEB SITE ADDRESS
www.BRTRealty.com

* Member of the Executive Committee
** Member of the Audit Committee
*** Member of the Compensation Committee

BRT REALTY TRUST
60 CUTTER MILL ROAD
GREAT NECK, NY 11021